SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Resin sales (PE, PP and PVC) grew 6% compared to 1Q14

Compared to 4Q14, resin sales increased by 12%

HIGHLIGHTS:

▶   The average cracker utilization rate stood at 89%, expanding 3 p.p. from 4Q14. The resumption of operations at the São Paulo site, after a maintenance schedule shutdown completed in October, and the better performance of the Triunfo cracker offset the lower feedstock supply at the petrochemical complex in Rio de Janeiro.

▶  In 1Q15, Brazilian demand for thermoplastic resins (PE, PP and PVC) was 1.4 million tons, increasing 6% and 9% from 1Q14 and 4Q14, respectively. This performance is mainly explained by the restocking trend in the plastic processors chain which ended 2014 with low inventories due to the expectation of a decrease in resins prices in 1Q15, in line with the fall of oil and naphtha prices. Braskem’s sales followed the market trend and amounted to 954 kton.

▶   Braskem's consolidated EBITDA was R$1,485 million in 1Q15, up 10% from the previous quarter. The decrease in petrochemical spreads in the international market was offset by (i) the higher resin sales volume; (ii) the depreciation of Brazilian real; and (iii) the recognition of a R$220 million refund related to the retroactive adjustment of the amendment to the naphtha supply contract with Petrobras, which expired in February 2015. In U.S. dollar, EBITDA was US$508 million. Compared to 1Q14, on a recurring basis, the increase in Brazilian real was 9%.

▶   Braskem's leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.55x, down 1% from the previous quarter. In Brazilian real, the leverage ratio stood at 3.30x, up 13%, reflecting the Brazilian real's depreciation in the period.

▶   In 1Q15, Braskem recorded net income of R$204 million.

▶   On April 29, 2015, Standard and Poor’s maintained Braskem’s rating to “BBB-“ with a “Stable” outlook.

Capacity-expansion and feedstock-diversification project

▶  Mexico Project

▪  The project's construction reached 92% completion and all engineering and procurement activities were finalized. In parallel, the complex's pre-commissioning activities begun and are progressing on schedule.

▪  On April 22, 2015, the subsidiary Braskem-Idesa withdrew the fifth installment of the project finance in the amount of US$291 million, totaling around US$3.2 billion.

Others

▶  In line with its commitment to promote the Brazilian plastics chain, Braskem continues to make progress on the Plastics Chain Competitiveness Incentive Plan (PICPlast). Within this iniative, in the first quarter, 144 companies joined the Sector Fund, which aims to promote the advantages of the plastic, through environmental education and responsible consumption programs, as well as to support the expansion of plastic recycling in Brazil.

▶  Braskem was recognized in Guia Você S/A - The Best Companies to Start a Career, a project of Você S/A magazine in partnership with Cia de Talentos and Fundação Instituto de Administração. The research is focused exclusively on young employees, in order to assess the work environment and the practices and policies in companies' people management to early career professionals.

EXECUTIVE SUMMARY

The global scenario remains positive and the expectation is of moderate GDP growth in 1Q15. The continued recoveries in advanced economies and the favorable scenario for oil prices have offset the slowdown in developing countries.

Due to the measures adopted by the government to achieve more moderate and sustainable growth, China's GDP advanced by around 7% in the first quarter, which is the slowest growth rate since 2009.

Meanwhile, in Brazil, with the slowdown of main sectors of the economy, such as automotive, construction, oil and gas and services, the outlook is of a contraction in GDP growth in 1Q15. High interest and inflation rates, in addition to the expectation of an electricity rationing, also affected the sharp decline in household consumption in the period.

In the global petrochemical industry, the average price of naphtha, tha main feedstock used by the sector, continued to follow the dynamics of oil prices and declined by 23% in relation to 4Q14. Consequently, the prices of petrochemical products also fell. In this context, the spreads1 of thermoplastic resins2 and the main basic petrochemicals3 decreased 19% and 33%, respectively.

Despite the weak performance of Brazilian economy, demand for thermoplastic resins amounted to 1,422 kton, increasing by 9% and 6% from 4Q14 and 1Q14, respectively. The main factor contributing to this  performance was the restocking trend in the plastic processors chain, which ended 2014 with low inventories due to the expectation of a decrease in resins prices in 1Q15. The good performance of sectors related to consumer goods and agribusiness also had a positive impact in the market demand. Braskem’s sales followed this trend to reach 954 kton. Braskem's market share stood at 67%.

Braskem’s consolidated EBITDA amounted to R$1,485 million, increasing 10% from 4Q14. The reduction in petrochemical spreads in the international market was partially offset by the higher resins sales volume and  the depreciation of the Brazilian real. It is worth mentioning also the positive impact of the refund related to the amendment to the naphtha supply agreement; described below.

On August 29, 2014, Braskem and Petrobras signed a new amendment to the naphtha supply contract of 2009, which extended the original duration by 6 months (from September 1, 2014 to February 28, 2015). Temporarily, the price formula of the original contract was maintained until the signing of a new long term contract. It was also decided that, if a new long-term contract was reached, the price formula for this new contract would be applied retroactively to all purchases made during the term of this amendment. On the other hand, if a new long-term contract were not signed, it would prevail, also for the amendment's entire duration, the average of the base prices proposed in the negotiation by the parties. Considering this average for the price calculation, it was determined that Braskem was entitled to a refund of R$243 million or R$220 million (net of PIS and COFINS taxes). This amount was recorded in the line “Cost of goods sold” on the statement of operations for the quarter.

Compared to 1Q14, on a recurring basis, EBITDA increased 9% in Brazilian real, influenced by the same factors described above. In U.S. dollar, EBITDA decreased 11%, due to, primarily, the contraction in spreads for the main basic petrochemicals in the global market and the lower contribution margin.

On March 31, 2015, Braskem’s net debt stood at US$5,681 million, decreasing 9% from the end of 4Q14. Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar decreased from 2.58x to 2.55x.

The outlook for the Brazilian market, however, remains challenging. The low business confidence and expectation of lower investment in 2015 continues to influence the outlook for economic performance this year. In addition, the high interest rates, weak labor market and fiscal austerity measures adopted by the federal government are expected to reduce household income and restrict consumer spending.

1 Difference between the price of petrochemicals and the price of naphtha.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

3 80% ethylene and propylene, 20% BTX (base Europe).

PERFORMANCE

▶  Net Revenue

In 1Q15, Braskem's consolidated net revenue was US$3.6 billion, down 22% from 4Q14, mainly explained by the lower petrochemical prices, which followed the international market trend. In Brazilian real, net revenue totaled R$10.2 billion, down 12%, attenuated by the 12% average Brazilian real depreciation in the period. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter decreased by 23% in U.S. dollar and by 13% in Brazilian real.

Compared to 1Q14, consolidated net revenue in U.S. dollar decreased 29%, explained by the same factors described above. In Brazilian real, net revenue decreased 14%.

Overseas revenue came to US$1.5 billion in 1Q15, down 27% and 32% from 4Q14 and 1Q14, respectively. In both periods, the main factors influencing this performance were (i) the lower level of petrochemical prices in the international market; and (ii) the lower volume of Brazilian exports of PP and some key basic petrochemicals.

Highlights by Segment

▶  Capacity utilization rate

In 1Q15, the average cracker capacity utilization rate was 89%, up 3 p.p.. The increase is explained by the resumption of operations at the São Paulo cracker after the scheduled maintenance shutdown completed in October 2014, and the better performance of the Triunfo cracker, which offset the lower feedstock supply to the Rio de Janeiro complex.

The PP plants in Brazil operated at an average rate of 72%. In the quarter, given the price reference for the propylene acquired from third parties in the domestic market, the export sales to certain regions was not so attractive.

In the case of PVC, the lower utilization rate is explained by weaker Brazilian demand from the construction industry, which is the resin's main market. Current market conditions have restricted Braskem to purchase EDC from third parties. In this context, Braskem has been operating its plants exclusively with its own EDC and therefore the PVC production is not at full capacity.

▶  Polyolefins

Brazilian market: the estimated market for polyolefins (PE and PP) in 1Q15 reached 1,124 kton, up 14% from 4Q14. This performance is mainly explained by the restocking trend in the converters chain, which ended 2014 with low inventories due to the expectation of a decrease in resins prices in 1Q15. The demand from  industries related to consumer goods and agriculture also contributed to this performance. Compared to 1Q14, demand increased by 9%.

Production: production volume in the quarter was 1,001 kton, down 1% from 4Q14, due to the lower PP capacity utilization rate, as explained above. Compared to 1Q14, a period marked by scheduled shutdowns and operational issues, production volume grew by 2%.

Domestic sales: Braskem’s sales amounted to 800 kton in 1Q15, increasing 17% from the previous quarter, following the trend in Brazilian demand. Meanwhile, market share stood at 71%, a growth of 2 p.p.. Compared to 1Q14, sales volume grew 9%, in line with the performance of the domestic market.

Export sales: in 1Q15, export sales volume amounted to 256 kton, down 7% from 4Q14, due to the lower PP production volume and the focus on supplying the domestic market. Compared to 1Q14, a period marked by scheduled shutdowns and operating issues, export sales increased 11%.

▶  Vinyls

Brazilian market: in 1Q15, PVC market totaled 298 kton, down 5% and 4% on 4Q14 and 1Q14, respectively, due to the weak performance of the construction industry, which has been impacted by the contraction in the Brazilian economy.

Production: in this context, PVC production volume decreased to 132 kton. In the case of caustic soda, production also decreased, to 103 kton.

Domestic sales: following the trend in the Brazilian market, PVC sales amounted to 154 kton in 1Q15, with market share of 52%. Compared to 1Q14, PVC sales decreased by 6%.

In 1Q15, caustic soda sales volume was 104 kton, down 5% from 4Q14. Compared to 1Q14, sales volume decreased 12%, mainly explained by the weaker demand from the aluminum industry.

▶  Basic Petrochemicals

In 1Q15, ethylene production amounted to 827 kton, increasing 2% from the previous quarter, mainly reflecting the normalization of the utilization rate at the São Paulo site after the scheduled shutdown and the better performance of Triunfo site. Compared to 1Q14, a period affected by the scheduled shutdown at the Triunfo cracker and by operating issues, production increased 5%.

Performance (tons)	1Q15	4Q14	1Q14	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
Ethylene	826,657	810,966	789,559	2%	5%
Propylene	346,739	323,231	323,734	7%	7%
Butadiene	92,137	98,295	90,353	-6%	2%
BTX*	261,612	263,440	254,942	-1%	3%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's total sales reached 230 kton in 1Q15, virtually in line with the previous quarter. Compared to 1Q14, sales volume grew 3%, reflecting the higher production volume and sales opportunities in export market.

Butadiene: in the quarter, sales volume amounted to 92 kton, down 8% on 4Q14, influenced by the lower production resulting due the weaker demand in the international market. Compared to 1Q14, sales volume remained practically stable.

BTX: sales volume amounted to 257 kton, decreasing 6% from 4Q14. The decrease is mainly explained by certain production issues and the high level of benzene inventories in the international market, which affected demand. Compared to 1Q14, which was impacted by an unscheduled shutdown at the paraxylene plant, sales volume grew by 11%.

Performance (tons)	1Q15	4Q14	1Q14	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Total Sales
Ethylene/Propylene	230,154	233,422	223,541	-1%	3%
Butadiene	92,412	100,016	91,478	-8%	1%
BTX*	257,475	273,142	232,843	-6%	11%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  United States and Europe

Regional market: demand for PP in the United States in 1Q15 increased by 3% from 4Q14. Demand in the European market is estimated to have grown by 8%. The stronger demand reflects the ongoing recoveries in the regional economies and the inventory rebuilding of the plastic chain.

Compared to 1Q14, which was impacted by the rigorous winter and higher feedstock prices, the U.S. market grew 7%. Meanwhile, European demand remained stable.

Production: production in 1Q15 was 461 kton, down 2% from 4Q14, due to the scheduled and unscheduled shutdowns in the United States and Europe. Compared to 1Q14, production volume increased by 4%, explained by the capacity expansion in Seadrift (USA) plant, announced in 2Q14.

Sales: PP sales volume in the quarter was 460 kton, 7 kton higher than in 4Q14. Compared to 1Q14, sales volume remained virtually stable. In both periods, the sales level reflects the continued good performance of US and European economy.

Performance (tons)	1Q15	4Q14	1Q14	Change	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP	460,278	453,582	460,108	1%	0%

Production
PP	460,866	469,376	444,233	-2%	4%

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 1Q15 amounted to R$8.6 billion, decreasing 15% from 4Q14. The higher sales volume of resins and basic petrochemicals was partially offset by (i) the reduction in feedstock prices, which follow the international market trend; and (ii) the lower resale volume of naphtha/condensate. The recognition of the R$220 million refund related to the retroactive adjustment of the amendment to the naphtha supply agreement with Petrobras, as explained below, also contributed to this performance. The average U.S. dollar appreciation of 12% between the periods generated a negative impact of R$783 million.

On August 29, 2014, Braskem and Petrobras signed a new amendment to the naphtha supply contract of 2009, which extended the original duration by 6 months, until February 28, 2015. The original terms were maintained and the price formula defined in the new agreement was to be applied retroactively to September 1. On the other hand, if a new long-term contract was not signed it would prevail, also for the amendment's entire duration, the average of the base prices proposed in the negotiation by the parties. Considering this average for the price calculation, it was determined that Braskem was entitled to a refund of R$243 million or R$220 million (net of PIS and COFINS taxes).

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African countries and in Venezuela. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$527/ton in 1Q15, down 35% from US$805/ton in 4Q14. The average ARA naphtha price, which is the reference for imported naphtha, stood at US$468/ton, down 23% from 4Q14.

Regarding the average gas price, the Mont Belvieu price reference for ethane and propane decreased by 10% and 30% from 4Q14 to US$19 cts/gal (US$139/ton) and US$53 cts/gal (US$277/ton), respectively. The oversupply of the product and the less harsh winter in certain regions of North America contributed to this performance. In the case of USG propylene, the average price reference was US$1,095/ton in the period, decreasing 29% from 4Q14.

Compared to 1Q14, COGS decreased 17%. The main factors were (i) the lower prices of naphtha, gas and propylene in the international market, influenced by the new energy scenario; (ii) the lower resale volume of naphtha/condensate; which were partially offset by (iii) the higher sales volume of resins and basic petrochemicals; and (iv) the average U.S. dollar appreciation.

▶  Selling, General and Administrative Expenses (SG&A)

In 1Q15, SG&A Expenses amounted to R$599 million, decreasing 13% from the previous quarter. Compared to 1Q14, SG&A expenses increased by 3%.

Selling Expenses in the quarter were R$262 million, decreasing 14% and 3% from 4Q14 and 1Q14, respectively. In both periods, the decrease is explained by the lower expenses with logistics costs, such as product storage.

General and Administrative Expenses amounted to R$337 million in the quarter, decreasing 12% from 4Q14, a period affected by extraordinary expenses with advertising materials, corporate marketing and third-party services. Compared to 1Q14, general and administrative expenses increased 9%, influenced by higher payroll expenses (collective bargaining agreement) and the payment of services related to innovation and technology.

▶  EBITDA

Braskem's consolidated EBITDA4 amounted to R$1,485 million, increasing 10% from 4Q14. The increase is explained by (i) the higher resin sales volume; (ii) the 12% Brazilian real depreciation; and (iii) the recognition of the R$220 million refund related to the amendment to the naphtha supply agreement, as previously explained; which offset (iii) the lower petrochemical spreads in the international market. EBITDA margin excluding naphtha/condensate resale stood at 14.2%, expanding 2.1 p.p. In U.S. dollar, EBITDA decreased 5% to US$508 million.

4 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

Compared to 1Q14, excluding the non-recurring impact of R$277 million from the divestment of a non-strategic asset, EBITDA grew by 9% in Brazilian real, positively influenced by the same factors described above. In U.S. dollar, EBITDA decreased by 11%, mainly explained by the spreads reduction of the main basic petrochemicals in the international market and the lower contribution margin.

▶  Net Financial Result

The net financial result was an expense of R$589 million in 1Q15, compared to the expense of R$721 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On March 31, 2015, this exposure was composed (i) in the operations, by 73% of suppliers, which was partially offset by 65% of accounts receivable; and (ii) in the capital structure, by 80% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar–denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on October 1, 2014, to designate the liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will occur in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$2.9 billion on March 31, 2015, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the dollar impact on its liabilities and sales.

In this context, the effect from the 21% U.S. dollar5 appreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$49 million.

5 On March 31, 2015, the Brazilian real/U.S. dollar end exchange rate was R$3.2080/US$1.00.

Excluding the effects from exchange and monetary variation, the net financial result in 1Q15 was an expense of R$494 million, decreasing by R$94 million from the expense in the previous quarter, which was impacted by the restatement of the provision for Petros plans.

The following table shows the composition of Braskem’s net financial result.

R$ million	1Q15	4Q14	1Q14

Financial Expenses	(1,192)	(559)	(577)
Interest Expenses	(422)	(348)	(307)
Monetary Variation (MV)	(85)	(82)	(86)
Foreign Exchange Variation (FX)	(451)	193	54
Net Interest on Fiscal Provisions	(9)	(117)	(30)
Others	(225)	(205)	(208)
Financial Revenue	603	(162)	17
Interest	150	66	45
Monetary Variation (MV)	39	36	17
Foreign Exchange Variation (FX)	402	(281)	(61)
Net Interest on Fiscal Credits	2	1	7
Others	10	16	9
Net Financial Result	(589)	(721)	(560)

R$ million	1Q15	4Q14	1Q14

Net Financial Result	(589)	(721)	(560)
Foreign Exchange Variation (FX)	(49)	(88)	(7)
Monetary Variation (MV)	(46)	(46)	(69)
Net Financial Result Excluding FX and MV	(494)	(588)	(484)

▶  Net Income / Loss

Braskem posted net income in the quarter of R$204 million, which benefitted from the good operational performance and by the adoption of hedge accounting, as mentioned above, which better translates the effects of exchange variation on dollar-denominated liabilities on the Company's results.

▶  Capital Structure and Liquidity

On March 31, 2015, Braskem's consolidated gross debt stood at US$10.2 billion. This amount includes the investment for the Mexico project in the amount of US$2.9 billion. Since this investment is made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

In this context, Braskem's gross debt stood at US$7,209 million, down 6% from the balance on December 31, 2014. At the end of the period, 73% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,528 million, increasing US$100 million from the prior quarter. As a result, Braskem's net debt decreased by 9% to US$5,681 million. In Brazilian real, net debt increased by 10% from 4Q14, influenced by the 21% appreciation in the U.S. dollar6 in the period. At the end of the period, 80% of net debt was denominated in U.S. dollar.

6 On March 31, 2015, the Brazilian real/U.S. dollar end exchange rate was R$3.2080/US$1.00.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. Note that these facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The reduction in net debt led a reduction in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, from 2.58x to 2.55x. In Brazilian real, the leverage ratio stood at 3.30x, increasing 13%, explained by the currency's depreciation in the period.

On March 31, 2015, the average debt term was 16.4 years, higher than the 15.7 years on December 31, 2014. Considering only the portion of debt denominated in U.S. dollar, the average debt term was 21.3 years. The average debt cost on March 31, 2015 was 6.30% in U.S. dollar and 9.48% in Brazilian real, compared to 6.32% and 8.96%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of March 31, 2015.

Only 6% of total debt matures in 2015 and the Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 37 months. Considering the stand-by credit facilities, this coverage is 51 months.

CAPITAL EXPENDITURE:

In line with its portfolio and fixed-cost management strategy, Braskem estimated investment for 2015 is around R$2 billion.

Excluding the Mexico project from the analysis, total investment projected for the year is R$1,316 million, 31% lower than in 2014.

Of this amount, around 85% will be allocated to maintenance, productivity, HSE and operational efficiency; and the remainder to other strategic projects, such as to UTEC production in the United States and the studies related to other strategic expansion projects.

On the same basis, in 1Q15 Braskem invested R$246 million (excluding capitalized interest). Around 90% was allocated to operational investments, with the remainder allocated to strategic projects.

Mexico Project

In March 2015, Braskem announced that total investment in the Mexico project, in which it holds 75% and Idesa holds 25%, was updated to US$5.2 billion (including capex, inflation, contingencies, interest, working capital needs and constitution of reserves), representing an additional contribution of approximately US$600 million compared to the initial estimate, which will be fully covered by the shareholders. The amount corresponding to Braskem's portion is approximately US$450 million.

With startup expected by year-end, Braskem disbursed US$105 million or R$282 million in 1Q15. In 2015, it estimates to invest approximately US$300 million, with the remaining balance of US$150 million to be invested in early 2016.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long-term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$5.2 bn

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

▪  In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 2.1 million tons, of which some 70% is currently met by imports.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IDB and IFC: US$570 million A loan and US$700 million B loan;

o   Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

▪  Construction: in 1Q15, the project reached 92% physical completion. All engineering and procurement activities were concluded. The focus is on completing the construction and electromechanical assembly activities (mainly the installation of tubing and instruments). Pre-commissioning activities are being conducted in parallel in certain areas of the complex and are progressing on schedule. In the quarter, the complex already had electricity and untreated water supply.

▪  Progress continued to be made on the pre-marketing activities, with the client portfolio of Braskem-Idesa already numbering around 330 clients.

▪  Project finance – withdrawal of disbursements by the subsidiary:

o    First disbursement on Jul/24/2013: US$1,484 million;

o    Second disbursement on Nov/6/2013: US$547 million;

o    Third disbursement on Apr/8/2014: US$465 million;

o    Fourth disbursement on Aug/11/2014: US$383 million.

▪  Priorities for 2015:

o    Concluding assembly of the complex's electro-mechanical equipment, intensifying commissioning activities;

o    Completing the implementation of processes and structuring the industrial team;

o    Expanding and diversifying the client base; and

o    Guaranteeing the complex's start-up in the second half of 2015, within the expected reliability standards.

Ascent West Virginia, USA	n/a	To be determined

▪  In view of the new levels of global oil and polyethylene prices, new scenarios are being incorporated into the analysis of the Appalachian Shale Cracker Enterprise (Ascent) project. Consequently, the feasibility study will require more time than initially expected.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   Plastics Chain Competitiveness Incentive Plan (PICPlast)

The Plastics Chain Competitiveness Incentive Plan (PICPlast), created in partnership with the Brazilian Plastics Industry Association (Abiplast) to develop structural programs to promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights:

▪  In 1Q15, 144 companies joined the Sector Fund to promote the advantages of plastic. To date, 162 companies have joined. These companies will contribute directly by developing actions to promote the image of plastics, environmental education programs and conscientious consumerism, and actions to support the expansion of plastics recycling in Brazil.

▶   VISIO Program

Braskem continues to make progress in its commitment to develop the Brazilian plastics chain and create value for its Clients. The highlights this quarter include:

The client PGI asked Braskem’s HSE team to identify improvement opportunities in the areas of ergonomics and safety at its plant in São José dos Pinhais, Paraná. Through on-site visits, the HSE team was able to present a series of solutions for improving process safety, especially the safety of people in operational areas, without any loss in productivity.

Braskem supported the client Plasticos Zandei in its partnership with Mado, one of the most traditional cosmetics manufacturers of Uruguay, which presented to the market the Eco Green line, which includes shampoos and conditioners that use packaging made from Green PE.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. In the first quarter, the most notable activities on these fronts were:

▪  Together with the Department of Culture, Braskem delivered 10 sustainable bicycle parking racks to the city of Porto Alegre. The racks hold up to six bicycles and are made from recycled plastic.

▪  The Greenbelt, located in the state of Alagoas, was once again recognized by the United Nations Educational, Scientific and Cultural Organization (UNESCO).

▪  Braskem concluded the Life Cycle Assessment (LCA) studies of plastic cups, and the results show that disposable 200-ml PP cups are the best solution for saving water compared to washing glasses.

Other Events

On March 11, 2015, Braskem became aware, in connection with statements made in legal proceedings against third parties, of claims of alleged undue payments in benefit of the Company in the feedstock supply agreements entered into with Petrobras ("Claims") between the years of 2006 and 2012. To date, the Company has not received any notification of the filing of any proceeding or investigation by Brazilian or U.S. authorities.

In light of such Claims, the Company proactively launched an internal investigation procedure ("Investigation"). Braskem hired law firms in Brazil and the United States with proven experience in similar cases to conduct the process.

Braskem has voluntarily communicated with the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil – CVM) and in the United States (U.S. Securities and Exchange Commission – SEC and U.S. Department of Justice), keeping them informed of the investigation's progress.

For additional information, see note 20 (a) of 1st quarter 2015 Financial Statement.

OUTLOOK:

In its report published in April, the International Monetary Fund (IMF) maintained its forecast for world GDP growth in 2015 at 3.5%. The downward revision in the forecast for U.S. GDP growth, to 3.1% p.a., was offset by the expectation of stronger growth in other advanced economies.

Regarding China, the measures adopted by the government to rebalance its economy are expected to result in GDP growth of around 7%.

In the case of Brazil, GDP growth is expected to contract by 1%. The fiscal austerity measures adopted by the government should reestablish confidence in the country, but also adversely affect its economic performance in the short term. This scenario is also affected by low investment from the private sector, which faces the possibility of electricity rationing as well as microeconomic uncertainties.

In this context, the Federal Government, in parallel with its fiscal austerity measures, is expected to implement structural actions to support a recovery in the competitiveness of Brazilian manufacturers. It is imperative that efforts be made that focus on improving all issues related to infrastructure; taxes; supply and competitiveness of production inputs, such as feedstocks and electricity; and to improve workers’ qualifications and productivity.

With regard to the international petrochemical industry, the near-term expectation is of a slight recovery in petrochemical spreads compared to 1Q15, in response to a relatively balanced market. The points of attention remain related to geopolitical risks in the Middle East and North Africa and their impact on the dynamics of oil markets and on world GDP growth.

In the medium and long term, the outlook for the industry remains positive. The new gas-based projects in the United States should be commissioned in 2017/2018, compared to the initial forecast of 2016/2017. Ongoing operational problems in the Middle East also contribute to this scenario, including the supply of gas (which is mostly associated with oil production) and the shortage of qualified labor. In addition, the ample supply of U.S. oil and the consequent reduction in oil prices have instigated the cancellation and/or postponement of new petrochemical projects.

Meanwhile, Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the company’s financial health and cost discipline.

The Company also made progress in the studies for implementing a new program to reduce fixed costs. The program, which has a target of capturing annual savings of R$300 to R$400 million on a constant basis, includes a review of processes to identify synergies and transversalities across businesses, with the consequent capture of operating efficiency gains and cost reductions.

In this context, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society, increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

NOTE: (i) On March 31, 2015, the Brazilian real/U.S. dollar exchange rate was R$3.2080/US$1.00.

UPCOMING EVENTS:

▶       1Q15 Earnings Conference Call

Portuguese 10:00 a.m. (Brasília) 9:00 a.m. (U.S. EST) 6:00 a.m. (Los Angeles) 2:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 11:30 a.m. (Brasília) 10:30 a.m. (U.S. EST) 7:30 a.m. (Los Angeles) 3:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Roberta Varella	Fernando T. de Campos	Daniela Balle de Castro	Stephan A. Szolimowski
IR Director	IR Coordinatoor	IR Specialist	IR An
Phone: (55 11) 3576-9266	Phone: (55 11) 3576-9479	Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9513
roberta.varella@braskem.com	fernando.campos@braskem.com	daniela.castro@braskem.com	stephan.szolimowski@braskem.com

www.braskem.com.br/ir

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	1Q15	4Q14	1Q14	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross Revenue	11,939	13,410	13,630	-11%	-12%
Net Revenue	10,195	11,612	11,843	-12%	-14%
Cost of Good Sold	(8,590)	(10,082)	(10,325)	-15%	-17%
Gross Profit	1,605	1,530	1,518	5%	6%
Selling Expenses	(262)	(303)	(270)	-14%	-3%
General and Administrative Expenses	(337)	(383)	(309)	-12%	9%
Other Net Operating Income (expenses)	(40)	(12)	190	228%	-121%
Investment in Subsidiary and Associated Companies	2	4	(0)	-	-
Operating Profit Before Financial Result	968	835	1,129	16%	-14%
Net Financial Result	(589)	(721)	(560)	-18%	5%
Profit Before Tax and Social Contribution	379	115	569	231%	-33%
Income Tax / Social Contribution	(175)	(139)	(173)	26%	1%
Net Profit	204	(24)	396	-943%	-49%
Earnings Per Share	0.32	0.08	0.51	-	-

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	1Q15	4Q14	1Q14	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Profit	204	(24)	396	-	-49%
Income Tax / Social Contribution	175	139	173	26%	1%
Financial Result	589	721	560	-18%	5%
Depreciation, amortization and depletion	519	524	506	-1%	3%
Cost	480	473	467	2%	3%
Expenses	38	51	39	-25%	-1%
Basic EBITDA	1,487	1,359	1,635	9%	-9%
Provisions for the impairment of long-lived assets (i)	(0)	(4)	2	-	-
Results from equity investments (ii)	(2)	(4)	0	-	-
Adjusted EBITDA	1,485	1,352	1,637	10%	-9%
EBITDA Margin	14.6%	11.6%	13.8%	2.9 p.p.	0.7 p.p.

(i)             Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	03/31/2015	12/31/2014	Change
	(A)	(B)	(A)/(B)
Current	15,340	14,761	4%
Cash and Cash Equivalents	5,071	3,993	27%
Marketable Securities/Held for Trading	93	90	3%
Accounts Receivable	3,199	2,693	19%
Inventories	4,692	5,368	-13%
Recoverable Taxes	1,653	2,130	-22%
Other Receivables	631	488	29%
Non Current	38,718	34,661	12%
Marketable Securities/ Held-to-Maturity	39	42	-8%
Compulsory Deposits and Escrow Accounts	235	231	2%
Deferred Income Tax and Social Contribution	2,269	870	161%
Taxes Recoverable	1,242	1,045	19%
Insurance claims	147	144	2%
Investments	168	127	33%
Property, Plant and Equipament	31,168	29,001	7%
Intangible Assets	2,843	2,836	0%
Others	607	364	67%
Total Assets	54,058	49,422	9%

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2015	12/31/2014	Change
	(A)	(B)	(A)/(B)

Current	16,340	14,083	16%
Suppliers	12,803	10,852	18%
Financing	1,877	1,419	32%
Project Finance	31	26	18%
Derivatives	83	96	-13%
Salary and Payroll Charges	629	533	18%
Dividends and Interest on Equity	216	216	0%
Taxes Payable	342	203	68%
Advances from Customers	115	100	15%
Sundry Provisions	52	89	-41%
Post-employment Benefit	0	336	-
Other Payable	192	213	-10%
Non Current	34,218	29,444	16%
Financing	21,250	18,918	12%
Project Finance	9,353	7,551	24%
Derivatives	904	594	52%
Deferred Income Tax and Social Contribution	706	603	17%
Taxes Payable	31	31	0%
Sundry Provisions	513	506	2%
Advances from Customers	81	88	-8%
Other Payable	302	291	4%
Intercompany Loan	1,001	792	26%
Others	77	69	11%
Shareholders' Equity	3,499	5,894	-41%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	736	736	0%
Treasury Shares	(50)	(49)	2%
Other Comprehensive Income*	(5,455)	(2,924)	87%
Retained Earnings	258	-	-
Non Controlling Interest	(266)	(145)	84%
Total Liabilities and Shareholders' Equity	54,058	49,422	9%

* Includes exchange variation of financial liabilities designated for hedge accounting (Note 14,2,1 (b) to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	1Q15	4Q14	1Q14

Profit (loss) Before Income Tax and Social Contribution	379	115	569
Adjust for Net Income Restatement
Depreciation and Amortization	519	524	506
Equity Result	(2)	(4)	0
Interest, Monetary and Exchange Variation, Net	1,167	694	306
Cost on divestment in subsidiary	-	-	38
Provision for losses - fixed assets	4	4	4
Cash Generation before Working Capital	2,067	1,332	1,422
Operating Working Capital Variation
Market Securities	8	(4)	(5)
Account Receivable	(618)	348	23
Recoverable Taxes	291	465	(45)
Inventories	578	(275)	(498)
Advanced Expenses	5	20	17
Other Account Receivables	(253)	78	(332)
Suppliers	449	749	(267)
Advances from Customers	8	(322)	(12)
Taxes Payable	130	(575)	(51)
Other Account Payables	(41)	397	185
Other Provisions	(29)	49	(15)
Operating Cash Flow	2,596	2,263	422
Interest Paid	(350)	(300)	(194)
Income Tax and Social Contribution	(10)	(42)	(22)
Net Cash provided by operating activities	2,236	1,920	206
Proceeds from the sale of fixed assets	1	1	0
Additions to Fixed Assets	(816)	(1,670)	(1,157)
Additions to Intangible Assets	(1)	(11)	(9)
Financial Assets Held to Maturity	-	17	7
Cash used in Investing Activities	(816)	(1,663)	(1,158)
Obtained Borrowings	1,752	876	1,657
Payment of Borrowings	(1,973)	(846)	(1,842)
Repurchase of Shares	(1)	-	-
Dividends	(0)	(0)	(0)
Non-controlling interests	-	0	-
Cash used in Financing Activities	(222)	30	(185)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(120)	(17)	15
Increase (decrease) in Cash and Cash Equivalents	1,078	271	(1,122)
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,993	3,722	4,336
Cash and Cash Equivalents at The End of The Year	5,071	3,993	3,214
Increase (Decrease) in Cash and Cash Equivalents	1,078	271	(1,122)

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15

Polyolefins
PE's	589,755	576,079	643,577	605,110	654,264
PP	391,370	376,927	419,559	404,635	347,108

Vinyls
PVC	146,042	167,314	169,999	151,660	132,354
Caustic Soda	108,191	111,611	116,528	111,732	102,814

Basic Petrochemicals
Ethylene	789,559	789,769	847,593	810,966	826,657
Propylene	323,734	312,023	347,649	323,231	346,739
Benzene	154,170	156,674	188,172	172,715	169,339
Butadiene	90,353	88,775	97,404	98,295	92,137
Toluene	67,797	46,960	30,003	33,435	35,912
Fuel (m³)	249,700	273,893	222,521	229,494	294,639
Paraxylene	15,876	491	43,098	41,874	39,561
Orthoxylene	17,099	15,520	14,574	15,415	16,800
Butene 1	13,606	14,959	13,216	12,701	14,531
ETBE/ MTBE	73,813	69,096	82,351	80,767	77,192
Mixed Xylene	27,166	37,943	32,261	30,012	16,363
Cumene	64,029	55,127	46,121	48,583	47,395
Polybutene	7,103	8,314	5,783	4,348	6,542
Aromatic Residue	36,010	34,725	30,373	35,073	29,906
Petrochemical Resins	3,951	3,999	2,459	2,866	3,522

United States and Europe
PP	444,233	492,804	449,263	469,376	460,866
*Polyethylene data considers Green PE starting in 1Q15.

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15

Polyolefins
PE's	433,973	436,371	452,673	383,121	487,677
PP	303,076	287,569	314,415	298,989	312,046
Vinyls
PVC	164,398	155,098	172,361	167,692	154,051
Caustic Soda	118,655	109,634	121,556	110,238	104,364

Basic Petrochemicals
Ethylene	133,711	123,573	122,726	119,570	118,188
Propylene	49,974	47,835	57,378	53,737	46,552
Benzene	118,953	115,531	125,214	116,873	108,744
Butadiene	59,662	54,857	48,994	46,470	57,521
Toluene	12,451	9,809	11,109	12,057	11,627
Gasoline (m³)	176,726	203,779	106,701	141,963	290,416
Paraxylene	4,098	-	33,482	35,372	26,426
Orthoxylene	14,367	18,031	17,133	17,719	14,001
Mixed Xylene	14,645	11,409	12,680	15,083	11,906
Cumene	61,905	52,299	49,597	47,846	49,046
Polybutene	1,841	2,379	3,116	1,627	1,109
Aromatic Residue	34,743	33,324	31,493	30,139	32,567
Petrochemical Resins	2,574	2,623	2,651	2,214	1,431
*Polyethylene data considers Green PE starting in 1Q15.

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15
Polyolefins
PE's	155,094	139,631	192,889	192,776	203,664
PP	75,925	104,728	123,957	83,278	52,788

Basic Petrochemicals Unit
Propylene	39,856	68,170	72,258	56,496	53,322
Benzene	33,846	28,956	66,642	61,209	49,326
Butadiene	31,816	34,540	48,968	53,546	34,891
Toluene	44,103	58,143	17,023	13,967	37,101
Gasoline (m³)	71,637	49,812	103,534	89,917	13,445
Paraxylene	5,024	5,030	-	15,945	10,250
Butene 1	1,497	1,225	20	72	1,590
ETBE/ MTBE	74,926	64,203	78,343	102,606	65,670
Mixed Xylene	16,115	19,291	24,720	16,402	8,892
Polybutene	4,849	3,599	2,347	1,648	2,211

United States and Europe
PP	460,108	478,584	470,286	453,582	460,278
*Polyethylene data considers Green PE starting in 1Q15.

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q14	2Q14	3Q14	4Q14	1Q15

Polyolefins
Domestic Market	3,578	3,400	3,644	3,486	3,582
Export Market	951	990	1,282	1,195	1,024

Vinyls	697	628	684	691	637

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	679	590	603	565	446
Butadiene	198	191	150	122	114
Cumene	215	185	166	179	158
BTX	503	453	600	543	344
Others	426	487	306	311	436

Export Market
Ethylene/Propylene	142	230	256	210	196
Butadiene	109	123	159	144	72
BTX	255	241	266	223	164
Others	444	328	476	428	193

United States and Europe	2,042	1,942	1,947	2,004	1,751

Resale*	1,061	450	778	804	742
Quantiq	225	188	212	198	193

Others¹	319	426	196	508	144
Total	11,843	10,853	11,724	11,612	10,195
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.